02 NOV 25 AM 10: 38



vodafone

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20549
USA

SUPPL



21 November 2002
Ref: IR/ L0212.-

Vodafone - Panafon Hellenic Telecommunications Company S.A
Rule 12g3-2(b) File No. 82-4969

Dear Sir Madam,

The enclosed information is being furnished to the Securities and Exchange Commission («the SEC») on behalf of Vodafone-Panafon Hellenic Telecommunications Company S.A («the Company») pursuant to the exemption from the Securities Exchange Act of 1934 («the Act») afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be «filed» with eht SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter not the furnishing of such information and documents shall constitute an admission for any purspose that the company is subject to the ACT.

Sincerely yours,

Dimitris Tsorbatzoglou
Head of Investor Relations

Enclosures:
- Vodafone - Panafon Press Release 21/11/02 (Interim Results 1/4/02 - 30/9/2002)
- Financial results for the period (1/4/02-30/9/02) based on IAS

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A.
44 Kifisias Av., 151 25 Maroussi, Greece
Tel.: (+30) 10 61 60 000, Fax: (+30) 10 61 60 001
www.vodafone.gr



PRESS RELEASE

21 November 2002

Interim results
(1/4/02 – 30/9/02)

Exceptional growth

Revenue growth of 25%
EBITDA growth of 14.8%
Blended ARPU up 4% at €31.6

Vodafone-Panafon announces half-year results for the six months ended 30 September 2002 prepared according to International Accounting Standards (IAS)[1].

Revenues for the period under review increased by 25% to €618.2 million compared to €494.4 million for the first half of last year. Revenue growth was strong, exceeding average customer growth of 21% by 4 percentage points, due to strong continuing usage that led to positive ARPU trends.

Gross blended ARPU (monthly average revenue per registered user) for the six months ended 30 September 2002 was €31.6 compared to €30.3 for the six months to 31 March 2002, representing a 4% increase. ARPU was strengthened by increased usage and Mobile to Mobile (M2M) termination charges, which were introduced in January 2002. ARPU has shown a significant upward trend for three consecutive quarters, even excluding roaming revenues and seasonal factors. For the quarter July-September 2002, ARPU was up 10% compared to the equivalent period last year. Excluding M2M contribution, ARPU growth for the second quarter was positive. These trends are supported by strong usage patterns with AMOU for the six months increasing to a record level.

Blended AMOU (average minutes of use) for the six months under review was 97 minutes compared to 78 minutes for the first half of last year, an increase of 25%. Excluding the M2M effect, AMOU increased by 1 minute signaling its usage dynamics for the future.

ARPU & USAGE TRENDS

	1H 02	1H 01	% Δ	Jan-Mar 02	Apr-Jun 02	Jul-Sep 02	% Δ y-o-y
Blended ARPU	31.6	30.3	+4%	26.4	29.3	33.7	+10%
Blended AMOU	97.0	78.0		82.0	92.0	103.0	
ARPU Contract	62.7	58.3	+8%	51.6	58.1	66.9	+13%
AMOU Contract	224.0	167.0		185.0	211.0	238.0	
ARPU Prepaid	19.5	18.3	+7%	16.6	18.2	20.8	+11%
AMOU Prepaid	48.0	39.0		42.0	46.0	50.0	

Service revenues increased by 25.7% representing 91.5% of total revenue. Outgoing airtime revenue increased by 17.2%. This growth in outgoing airtime revenue was driven by increased usage especially in outgoing minutes demonstrating the quality of the customer base and the robust commercial strategy that the company has in place. Total roaming revenue increased by 16.8% mainly due to Vodafone-Panafon roamers and the introduction of full prepaid roaming.

[1] Unaudited consolidated financial results. Vodafone - Panafon fiscal year ends March

Data revenues (which includes SMS and WAP revenues) increased by 30% to €69.0 million representing 12.2% of service revenues, continuing the strong data trends already demonstrated in the previous quarters.

Excluding M2M revenues, data revenues represented 13.2% of total service revenue 1.4 percentage points higher than the equivalent period last year. **Data ARPU** for the six months increased to €3.9 from €3.5 for the first half of the previous fiscal year. Average SMS per customer per month reached 42.

During the period under review Vodafone-Panafon was the first Greek operator to launch picture messaging (**MMS)** services. It is worth noting that out of the total MMS-enabled handsets sold, more than 50% have used the service, generating over 90,000 MMS in the first two months. The service is offered currently free of charge.

Monthly Access Revenues were €61.2 million up from €48.9 million in the first half of last year, an increase of 25%, reflecting the success of the bundled tariff plans and the improving quality and mix of the customer base.

Cost of sales were €289 million compared to €214.5 million in the first half of last year, an increase of 34.7%. Excluding M2M termination costs, the cost of sales growth rate was 15% or 1.1 percentage points lower than the revenue growth rate (excluding M2M) reflecting network productivity and synergies arising from commercial cost reductions. **Gross profit margin** for the six-month period was 53.3%, 3.3 percentage points lower than the first half of last year reflecting the M2M effect.

EBITDA increased by 14.8% to €244.9 million compared to €213.3 million. **EBITDA margin** was 39.6% a reduction of 3.6 percentage points from the first half of last year due to the introduction of M2M termination charges. M2M termination charges increased from €0.10 in January 2002 to €0.16 in June 2002 and €0.18 in October 2002. For comparative purposes and because Vodafone-Panafon runs its own retail chain, excluding M2M and merchandise dilution, the EBITDA margin was 46% diluted by just 0.5 percentage points compared to the first half of last year.

Selling, General & Administrative expenses excluding depreciation and amortization totaled €136.4 million representing a 25.4% increase over the first half of last year. Synergies arising from last year's mergers are expected to materialize going forward.

Depreciation and Amortization charges increased to €77.9 million versus €59.5 million in the first half of last year, up 31.0% reflecting the acquisition of extra 2G licenses last year, goodwill amortization and accumulated capex.

Income before taxes reached €149.2 million, 5.2% higher than the first half of last year despite investment write-downs of €7.2 million.

Net income for the period under review reached €88.9 million versus €86.4 million, a 2.9% increase further affected by the higher effective tax rate resulting from the above mentioned write-downs. Net income before investment write-downs increased by 11.3% to €96.1 million.

Subscriber Acquisition Costs for the period remained stable compared to the last fiscal year representing 7.7% of total revenue.

Free Cash Flow was strong at €138.3 million, fully financing capital expenditure of €91.9 million and reducing debt levels by €140.8 million. Capex for the whole year is now expected to be €185 million, a €15 million reduction from original budget.

Net debt to equity ratio at 30 September 2002 improved to 0.38 from 0.57 at the end of previous fiscal year.

Total registered customer base as at 30 September 2002 was 3,113,260, a 15.5% increase compared to September 2001. Prepaid customers totaled 2,239,082 representing 72% of the total customer base, while contract customers reached 874,178 representing 28% of the total customer base. Net additions for the six months show a positive mix trend towards contract. Specifically, net additions for the six-month period totaled 147,456 of which 36.4% were contract compared to the first half of last year when contract net additions represented only 7.6% of total net additions. Blended churn for the six months was 12.1%.

Vodafone-Panafon's active[2] customer base remained at 78% as at 30 September 2002. Activity levels have stabilized both in contract and prepaid. Just under 8% of the contract base was inactive while 28% of the prepaid base was inactive.

Based on these reporting standards, gross ARPU for the active customer base was €40.5 for the six months, compared to €31.6 for the registered customer base.

Albania

For the six months ended 30 September 2002, Vodafone (Albania)[3] added 101,144 new customers raising its total customer base to 270,626. Prepaid customers represent the majority at 264,602. Vodafone (Albania) has achieved a market share of 39% within just one year of operation.

ARPU for the period reached €23 while average minutes of use (AMOU) reached 88 minutes.

Revenue for the six months ended 30 September 2002 was €32.9 million and EBITDA reached €7.1 million.

Vodafone-Panafon's CEO, Mr George Koronias, commented: "These results reflect the continuing success of the commercial strategy that we have in place, a success that is characterized by high levels of growth in our key financial indicators. Overall, these results exemplify not only the consistency in our service to customers, but also the consistency in our financial performance. This has been achieved by the provision of high quality services that yield high value and consequently, we have seen significant improvements in both AMOU and ARPU, providing further evidence of our ability to drive growth further in the future."

[2] Inactive customers are those who did not generate revenue in the last 3 months.
[3] Vodafone (Greece) holds 49% of the share capital of Vodafone (Albania), while Vodafone International Holdings BV has 51%.

Summary of Financial Results

(Unaudited consolidated financial results for the six months ended 30 September 2002 – IAS)

	6 months to 30-09-02 Unaudited € m	6 months to 30-09-01 Unaudited € m	% change
Service Revenues	565.8	450.1	+25.7%
Total Revenues	618.2	494.4	+25.0%
EBITDA	244.9	213.3	+14.8%
EBITDA margin	*39.6%*	*43.2%*	*-3.6p.p*
EBITDA margin excluding M2M & merchandise	*46.0%*	*46.5%*	*-0.5p.p*
SG&A excluding depreciation	136.4	108.8	+25.4%
Operating Profit (EBIT)	167.1	153.9	+8.6%
Depreciation & Amortization	77.9	59.5	+31.0%
Income before income taxes	149.2	141.9	+5.2%
Net income	88.9	86.4	+2.9%
Net income pre investment write down	96.1	86.4	+11.3%
Earnings per share (eurocents)	16.36	16.28	+0.5%
Earnings per share pre w/down & Goodwill (eurocents)	19.00	17.08	+11.2%
Weighted average number of shares	543,314,000	530,521,997	
Customers at end of period (000's)	3.114	2.696	+15.5%
Average Customers (000's)	3.040	2.518	+20.7%

* *EBITDA = Earnings before interest tax depreciation amortization before investment write downs and equity earnings / losses*

--Ends--

For Further Information, Contact:

Dimitris Tsorbatzoglou Head of Investor Relations Tel: +30 210 6160019
ir@Vodafone.gr, *website* www.Vodafone.gr

Lulu Bridges or Justin Griffiths,
Tavistock Communications, *Tel: +(44) 20 7600 2288*

Nicolas Bornozis,
Capital Link, Tel: + (212) 661 7566

Notes to Editors:

1. Vodafone-Panafon S.A shares are quoted on the Athens Stock Exchange and its GDSs are quoted on the London Stock Exchange. The shares and GDS's began trading on Monday 7 December 1998 in ASE and LSE respectively. Despite the company adopting the Vodafone brand name on 21 January 2002, the company's shares remain listed under the company's distinctive title Vodafone-Panafon.

2. Vodafone-Panafon S.A has 543,314,000 shares in issue (after the completion of the merger with NextNet SA on February 18th 2002).

3. Vodafone-Panafon S.A is a shareholder in:

Mobitel	35.01 per cent
Ideal Telecom	100.00 per cent
Vodafone-Panafon International Holdings	100.00 per cent
BE- Business Exchanges	30.00 per cent
Vodafone Bulgaria	20.00 per cent
I.N.A	10.555 per cent
CBS	24.00 per cent
Vizzavi Hellas	20.00 per cent
ACOM	16.00 per cent
E-Motion Albania	51.00 per cent
E-Motion Cyprus	100.00 per cent
E-Kinitron	25.05 per cent (24,5% through E-motion Cyprus)
Papistas S.A.	40.00 per cent
Stellakos S.A.	49.002 per cent
One Way S.A.	4,64 per cent
E-Unifon	50.00 per cent (liquidated 8/7/2002)
Acropolis Park	1.00 per cent
Mergers	
Panafon Multimedia	100.00 per cent (merger completed January 2002)
Next Net	20.10 per cent (the merger completed February 2002)
Tetoma Com	100.00 per cent (merger completed January 2002
Panafon Services	100.00 per cent (merger completed October 2002)

4. Vodafone-Panafon S.A was awarded a license to operate a GSM network in Greece for a period of 20 years in August 1992. The network commenced operations on 1 July 1993.

5. Vodafone-Panafon S.A shareholding structure is as follows:

Vodafone Group Plc	51.88 per cent (includes 9.43% of its 100% subsidiary: Data Holdings)
France Telecom	10.85 per cent (includes 8.02% exchangeable bond exchanged to Panafon shares)
Intracom S.A	9.43 per cent (after the completion of the merger Intracom – Intrasoft)
Free float	27.84 per cent

Vodafone-Panafon S.A listings:

Shares: Athens SE, Reuters PANr.AT. Bloomberg PANF GA. Nominal value GRD 100. ISIN GRS 307 333 005. SEDOL 556 0349.

GDRs: LSE . Reuters PANq.L. Bloomberg PFH GR, PFHD LI. ISIN US 6981 132 060. SEDOL 556 0361.
Rule 144A: Bloomberg Nasdaq 2250Q US. ISIN US 6981 131 070. SEDOL 230 2629

Indices: ASE General Index composite (ASE), ASE Telecom Index (ASEDTL), FTSE/ASE 20 INDEX (FTASE), DJ EUROPE ST TEL (SXKP), BE500 Bloomberg Europe, DJ EUROPE STOXX (SXXP), DJ EUROPE ST TEL (SXKE), DJ EURO STOXX P (SXXE), DJ STOXX 600 TEL (SXKP), BE500 TELECOM SECTOR (BETELES), MSCI

VODAFONE PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS ENDED 30 SEPTEMBER 2002 AND 2001
According to International Accounting Standards

(In millions of Euro)

	30 September 2002	**30 September 2001**
Revenues	618,2	494,4
Cost of sales	(289,0)	(214,5)
Gross profit	329,2	280,0
Selling, general and administrative expenses	(162,1)	(126,1)
Operating Income	**167,1**	**153,9**
Loss from associates	-2,9	-4,0
Investments write-off	-7,2	0,0
Income before interest and income taxes	156,9	149,9
Interest income	0,1	0,3
Interest expense	(7,8)	(8,3)
Net Interest Expense	(7,7)	(8,0)
Income before income tax expense	149,2	141,9
Income tax expense	(60,3)	(55,5)
Net Income	88,9	86,4
Earnings per share (Eurocents)	16,36	16,28
Common shares outstanding	543.314.000	530.521.997

VODAFONE PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF30 SEPTEMBER 2002 AND 31 MARCH 2002
According to International Accounting Standards

(In millions of Euro)

ASSETS	**September 30, 2002**	**March 31, 2002**
NON-CURRENT ASSETS		
NETWORK INFRASTRUCTURE,NET	678,0	667,7
LICENSES, NET	336,0	342,4
FIXED AND OTHER ASSETS, NET	88,7	94,1
GOODWILL, NET	153,3	165,3
TRADEMARK, NET	6,1	6,7
INVESTMENTS IN ASSOCIATES	23,5	25,4
INVESTMENTS	0,4	6,7
DEFERRED INCOME TAXES	0,0	0,3
TOTAL NON-CURRENT ASSETS	1.286,0	1.308,6
CURRENT ASSETS		
INVENTORIES	10,8	13,2
PREPAID RENTS AND OTHER CURRENT ASSETS	20,5	36,7
RELATED COMPANIES	9,4	14,4
ACCOUNTS RECEIVABLE, NET	196,1	182,9
MARKETABLE SECURITIES	1,2	1,2
CASH & CASH EQUIVALENTS	6,5	7,3
TOTAL CURRENT ASSETS	244,4	255,6
TOTAL ASSETS	**1.530,3**	**1.564,2**

VODAFONE PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF**30 SEPTEMBER 2002 AND 31 MARCH 2002**
According to International Accounting Standards

(In millions of Euro)

LIABILITIES & SHAREHOLDERS' EQUITY	**September 30, 2002**	**March 31, 2002**
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	179,3	179,3
RESERVES	53,9	45,5
SHARE PREMIUM	179,4	179,4
RETAINED EARNINGS	404,1	383,3
TOTAL SHAREHOLDERS' EQUITY	816,6	787,5
COMMITMENTS & CONTINGENCIES		
LONG-TERM LIABILITIES		
LONG TERM PAYABLE	52,9	52,9
LONG TERM DEBT	0,0	2,3
DEFERRED INCOME TAX	16,9	12,3
PROVISION FOR RETIREMENT BENEFITS	5,5	4,0
TOTAL LONG TERM LIABILITIES	75,3	71,5
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	97,4	101,8
SHORT-TERM BORROWINGS FROM RELATED COMPANY	302,6	447,4
SHORT-TERM BORROWINGS	13,2	6,8
RELATED COMPANIES	18,4	17,2
INCOME TAXES PAYABLE	62,7	53,4
TAXES OTHER THAN TAX INCOME	26,8	20,7
DIVIDENDS PAYABLE	60,3	0,7
DEFFERED REVENUE	24,6	21,0
OTHER CURRENT LIABILITIES	32,3	36,1
TOTAL CURRENT LIABILITIES	638,4	705,2
TOTAL LIABILITIES	713,7	776,7
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1.530,3**	**1.564,2**

VODAFONE PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED 30 SEPTEMBER 2002 AND 2001
According to International Accounting Standards

(In millions of Euro)

	Six months to 30 September 2002	Six months to 30 September 2001
Cash flows from operating activities:		
Income before income taxe	149,2	141,9
Adjustments to reconcile to net cash provided by operating activities	104,2	82,2
Total changes in operating assets and liabilities	(23,2)	(85,1)
Net cash provided by operating activities	230,2	139,1
Cash flows from investing activities:		
Capital expenditures	(91,9)	(82,6)
Licences	0,0	(238,5)
Investments	(1,2)	(26,2)
Marketable securities	(0,9)	0,0
Acquisition of subsidiaries	0,0	20,2
Interest income	0,1	0,3
Proceeds from sale of fixed assets	3,9	1,4
Proceeds from sale of marketable securities	0,0	12,3
Net cash utilised in investing activities	(90,0)	(313,0)
Cash flows from financing activities:		
Proceeds/(repayments) from short-term borrowings	(140,8)	175,2
Dividends paid	(0,1)	(0,1)
Net cash provided by financing activities	(141,0)	175,1
Net (decrease)/increase in cash and cash equivalents	(0,8)	1,2
Cash and cash equivalents at beginning of year	7,3	2,2
Cash and cash equivalents at end of year	6,5	3,4

VODAFONE PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED STATEMENTS FOR THE PERIODS ENDED 30 SEPTEMBER 2002 AND 2001
According to International Accounting Standards

(In millions of €)

REVENUES	30 SEPTEMBER 2002	30 SEPTEMBER 2001	Change %
Monthly Service Fee	61,2	48,9	25,0%
Airtime Revenue	504,7	401,2	25,8%
Sales of Merchandise	45,5	36,0	26,3%
Other	6,8	8,3	-17,1%
Total Revenues	**618,2**	**494,4**	**25,0%**

COST OF SALES			
Airtime	117,3	61,6	90,4%
Merchandise	63,6	62,8	1,4%
Leased lines	6,7	8,5	-21,3%
Service Providers Support	4,5	27,2	-83,5%
Network infrastructure depreciation	45,7	37,8	21,1%
Licence amortization	6,4	4,4	45,7%
Dealers Commissions	38,5	7,3	429,5%
Other	6,2	4,9	26,1%
Total Cost of Sales	**289,0**	**214,5**	**34,7%**

SG&A			
Payroll	37,5	35,8	4,6%
Professional Services	11,1	6,2	77,8%
Operating Expenses	40,7	29,8	36,8%
Advertising Expenses	20,2	21,1	-4,0%
Computer related expenses & consumables	10,8	5,4	101,8%
Provision for doubtful accounts	5,4	2,7	100,7%
Provision for retirement benefits	1,5	0,4	307,0%
Finance Costs	1,9	0,4	387,7%
Net exchange (gains)/losses	0,3	0,3	-16,1%
Transportation Expenses	2,8	2,0	40,8%
Other	4,2	4,8	-12,3%
Total Cost of Sales	**136,4**	**108,8**	**25,4%**
Depreciation and Amortization	25,7	17,3	**48,7%**
SG&A included D&A	162,1	126,1	**28,6%**